Exhibit 1.1
November 16, 2009
Environmental Tectonics Corporation
125 James Way
Southampton, PA 18966
Attention: Duane Deaner
Re:      $5,422,405 Line of Credit for Letters of Credit
Dear Duane:
     We are pleased to inform you that PNC Bank, National Association (the “Bank”) has approved your request for a committed line of credit to Environmental Tectonics Corporation (the “Borrower”) for the issuance of two specified letters of credit.
          1. Facility and Use of Proceeds. This is a committed line of credit in the amount of $5,422,405 (the “Line of Credit”) under which the Borrower may request and the Bank, subject to the terms and conditions of this letter, will issue a standby letter of credit in the face amount of $4,220,000 having an expiration date not later than the Expiration Date (the “Performance Bond Letter of Credit”) and a stand by letter of credit in the face amount of $1,202,405 having an expiration date not later than October 31, 2014 (the “Repayment Letter of Credit” and together with the Performance Bond Letter of Credit, each individually a “Letter of Credit” and collectively the “Letters of Credit”). The “Expiration Date” means June 30, 2015, or such later date as may be designated by the Bank by written notice to the Borrower.
     The availability under the Line of Credit shall be permanently reduced by the face amount of each Letter of Credit issued and outstanding (whether or not drawn). The Letters of Credit shall be governed by the terms of this letter and by a reimbursement agreement, in form and content satisfactory to the Bank, executed by the Borrower in favor of the Bank (the “Reimbursement Agreement”). Each request for the issuance of a Letter of Credit must be accompanied by the Borrower’s execution of an application on the Bank’s standard forms (each, an “Application”), together with all supporting documentation. Each Letter of Credit will be issued in the Bank’s sole discretion and in a form acceptable to the Bank. The Borrower shall pay to the Bank fees on the face amount of each Letter of Credit for the period from and excluding the date of issuance of same to and including the date of expiration or termination, equal to the average daily face amount of each outstanding Letter of Credit multiplied by 3.00% per annum, such fees to be calculated on the basis of a 360-day year for the actual number of days elapsed and to be payable quarterly in arrears on the first day of each fiscal quarter and on the Expiration Date, provided that in no event shall such fees for any Letter of Credit be less than the standard minimum amount charged for letters of credit issued by the Bank from time to time for its customers, together with such other customary issuance fees, commissions and expenses therefor as shall be required by the Bank. This letter is not a pre-advice for the issuance of a letter of credit and is not irrevocable.
          2. Loan Documents. This letter (the “Letter Agreement”), the Reimbursement Agreement, the Guaranty, the Guarantor Pledge Agreement, the Borrower

Environmental Tectonics Corporation
November 16, 2009

Pledge Agreement, the Subordination Agreement and the other agreements and documents executed and/or delivered pursuant hereto, as each may be amended, modified, extended or renewed from time to time, will constitute the “Loan Documents.” Capitalized terms not defined herein shall have the meaning ascribed to them in the Loan Documents.
          3. Security. The Borrower must cause to be executed and delivered to the Bank, in form and content satisfactory to the Bank as security for the Line of Credit, a guaranty agreement, under which H. F. Lenfest (the “Guarantor”) will unconditionally guarantee the due and punctual payment of the indebtedness owed to the Bank by the Borrower under the Line of Credit (the “Guaranty”), and a pledge agreement, under which the Guarantor will grant to the Bank a security interest in certain investment property (the “Guarantor Pledge Agreement”) as collateral for Guarantor’s obligations under the Guaranty. The Borrower must also cause to be executed and delivered to the Bank, in form and content satisfactory to the Bank, a pledge agreement under which the Borrower will grant to the Bank a security interest in a certain Bank deposit account as security for the Line of Credit (the “Borrower Pledge Agreement”).
          4. Senior Indebtedness. The Borrower must cause to be executed and delivered to the Bank, in form and content satisfactory to the Bank, an amendment to that certain Second Amended and Restated Subordination and Intercreditor Agreement dated April 23, 2009 among the Bank, the Guarantor and the Borrower to (as heretofore and as so amended by such amendment, the “Subordination Agreement”), which amendment shall subordinate the Borrower’s indebtedness to Guarantor to the Obligations hereunder.
          5. Covenants. Unless compliance is waived in writing by the Bank, until the termination or expiration of the Letters of Credit and the payment in full of all of the obligations of the Borrower in respect of the Letters of Credit:
               (a) The Borrower will promptly submit to the Bank such information as the Bank may reasonably request relating to the Borrower’s affairs (including but not limited to annual Financial Statements (as hereinafter defined) and tax returns for the Borrower and/or any security for the Line of Credit.
               (b) The Borrower will not make or permit any change in its form of organization or any material change in the nature of its business as carried on as of the date of this Letter Agreement.
               (c) The Borrower will notify the Bank in writing of the occurrence of any Event of Default or an act or condition which, with the passage of time, the giving of notice or both might become an Event of Default.
               (d) The Borrower will comply with the financial and other covenants included in Exhibit “A” hereto.
               (e) The Borrower shall no later than March 31, 2010 have applied for, and provided evidence thereof satisfactory to the Bank, all necessary export licenses that are or will be required in connection with its performance and completion of Contract No. KFX-

Environmental Tectonics Corporation
November 16, 2009

DAPA-94AA59199 with the Defense Acquisition Program Administration of the Republic of Korea relating to Airborne Crew Flight Environment Adaptation Equipment for the Republic of Korea Air Force, which is the transaction in connection with which the Letters of Credit are being issued. The Borrower will, from time to time upon the request of the Bank, provide the Bank with information as to the then current status of such application process. The Borrower agrees to promptly notify the beneficiary of the Letters of Credit and the Bank in writing of the receipt or denial of any such required export license. Notwithstanding any other provision in any of the Loan Documents, the Borrower’s failure to comply with any of its obligations under this Section 5(e) shall constitute an immediate Event of Default hereunder and under the other Loan Documents.
          6. Representations and Warranties. To induce the Bank to extend the Line of Credit and upon the issuance of any Letter of Credit under the Line of Credit, the Borrower represents and warrants as follows:
               (a) The Borrower’s latest Financial Statements provided to the Bank are true, complete and accurate in all material respects and fairly present the financial condition, assets and liabilities, whether accrued, absolute, contingent or otherwise, and the results of the Borrower’s operations for the period specified therein. The Borrower’s Financial Statements have been prepared in accordance with generally accepted accounting principles consistently applied from period to period subject, in the case of interim statements, to normal year-end adjustments. Since the date of the latest Financial Statements provided to the Bank, the Borrower has not suffered any damage, destruction or loss which has materially adversely affected its business, assets, operations, financial condition or results of operations.
               (b) Except as disclosed on Borrower’s Form 10-Q filed with the SEC on October 13, 2009, there are no actions, suits, proceedings or governmental investigations pending or, to the knowledge of the Borrower, threatened against the Borrower which could result in a material adverse change in its business, assets, operations, financial condition or results of operations and there is no basis known to the Borrower or its officers, directors or shareholders for any such action, suit, proceedings or investigation.
               (c) The Borrower has filed all returns and reports that are required to be filed by it in connection with any federal, state or local tax, duty or charge levied, assessed or imposed upon the Borrower or its property, including unemployment, social security and similar taxes and all of such taxes have been either paid or adequate reserve or other provision has been made therefor.
               (d) The Borrower is duly organized, validly existing and in good standing under the laws of the state of its incorporation and has the power and authority to own and operate its assets and to conduct its business as now or proposed to be carried on, and is duly qualified, licensed and in good standing to do business in all jurisdictions where its ownership of property or the nature of its business requires such qualification or licensing.

Environmental Tectonics Corporation
November 16, 2009

               (e) The Borrower has full power and authority to enter into the transactions provided for in this Letter Agreement and has been duly authorized to do so by all necessary and appropriate action and when executed and delivered by the Borrower, this Letter Agreement and the other Loan Documents will constitute the legal, valid and binding obligations of the Borrower, enforceable against the Borrower in accordance with their terms.
               (f) There does not exist any default or violation by the Borrower of or under any of the terms, conditions or obligations of: (i) its organizational documents; (ii) any indenture, mortgage, deed of trust, franchise, permit, contract, agreement, or other instrument to which it is a party or by which it is bound; or (iii) any law, regulation, ruling, order, injunction, decree, condition or other requirement applicable to or imposed upon the Borrower by any law or by any governmental authority, court or agency.
          7. Expenses. The Borrower shall reimburse the Bank for the Bank’s expenses (including the reasonable fees and expenses of the Bank’s outside and in-house counsel) in documenting and closing this transaction, in connection with any amendments, modifications or renewals of the Line of Credit, and in connection with the collection of all of the Borrower’s Obligations to the Bank, including but not limited to enforcement actions relating to the Line of Credit.
          8. Depository. The Borrower will establish and maintain at the Bank the Borrower’s primary depository account.
          9. Additional Provisions. Before issuance of any Letter of Credit, the Borrower shall execute and deliver to the Bank an Application for each Letter of Credit, the Reimbursement Agreement, and the other required Loan Documents and such other instruments and documents as the Bank may reasonably request, such as certified resolutions, incumbency certificates or other evidence of authority. The Bank will not be obligated to issue any Letter of Credit under the Line of Credit if any Event of Default or event which with the passage of time, provision of notice or both would constitute an Event of Default shall have occurred and be continuing.
     Prior to execution of the final Loan Documents, the Bank may terminate this Letter Agreement if a material adverse change occurs with respect to the Borrower, the Guarantor, or any other person or entity connected in any way with the Line of Credit, or if the Borrower fails to comply with any of the terms and conditions of this Letter Agreement, or if the Bank reasonably determines that any of the conditions cannot be met.
     This Letter Agreement is governed by the laws of the Commonwealth of Pennsylvania. No modification, amendment or waiver of any of the terms of this Letter Agreement, nor any consent to any departure by the Borrower therefrom, will be effective unless made in a writing signed by the party to be charged, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. When accepted, this Letter Agreement and the other Loan Documents will constitute the entire agreement between the Bank and the Borrower concerning the Line of Credit.

Environmental Tectonics Corporation
November 15, 2009

     To accept these terms, please sign the enclosed copy of this Letter Agreement as set forth below and the Loan Documents and return them to the Bank within thirty (30) days from the date of this Letter Agreement, or this Letter Agreement may be terminated at the Bank’s option without liability or further obligation of the Bank.

Very truly yours, PNC BANK, NATIONAL ASSOCIATION
By:	/s/ John M. DiNapoli
Title:	Senior Vice President

Environmental Tectonics Corporation
November 16, 2009

ACCEPTANCE
     With the intent to be legally bound hereby, the above terms and conditions are hereby agreed to and accepted as of this 16th day of November, 2009.

BORROWER:

ENVIRONMENTAL TECTONICS CORPORATION

By:	/s/ Duane D. Deaner

Print Name: Title:	Duane D. Deaner (SEAL) C.F.O.

EXHIBIT A
TO LETTER AGREEMENT
DATED NOVEMBER 16, 2009
A. FINANCIAL REPORTING COVENANTS:
     (1) The Borrower will deliver to the Bank:
          (a) Financial Statements for its fiscal year, within 90 days after fiscal year end, audited and certified without qualification by a certified public accountant acceptable to the Bank.
          (b) Financial Statements for each of the first three fiscal quarters, within 60 days after the quarter end, together with year-to-date and comparative figures for the corresponding periods of the prior year, certified as true and correct by its chief financial officer.
          (c) With each delivery of Financial Statements, a certificate of the Borrower’s chief financial officer as to the Borrower’s compliance with the financial covenants set forth below for the period then ended and whether any Event of Default exists, and, if so, the nature thereof and the corrective measures the Borrower proposes to take. This certificate shall set forth all detailed calculations necessary to demonstrate such compliance.
     (2) Within 45 days after fiscal year end the Borrower will deliver to the Bank financial projections for the current fiscal year in a form reasonably satisfactory to the Bank.
     “Financial Statements” means the consolidated balance sheet and statements of income and cash flows prepared in accordance with generally accepted accounting principles in effect from time to time (“GAAP”) applied on a consistent basis (subject in the case of interim statements to normal year-end adjustments).
B. FINANCIAL COVENANTS:
     (1) The Borrower will maintain as of the end of each fiscal quarter a Consolidated Tangible Net Worth of at least $10,000,000.
     (2) (a) The Borrower will maintain as of the end of each fiscal quarter ending during the periods indicated a minimum EBITDA for such quarter as set forth below:

Period	EBITDA
June 1, 2009 through August 31,2009	$1,200,000
September 1, 2009 through November 30, 2009	$1,000,000

     (b) Beginning with the last day of the first fiscal quarter ending after December 1, 2009, and as of the last day of each fiscal quarter ending thereafter, the Borrower will maintain a minimum aggregate EBITDA of $4,000,000 for the four fiscal quarter period then ending, including the fiscal quarter then ending and the three immediately preceding fiscal quarters.”
     “Consolidated Tangible Net Worth” means as of any date of determination, the sum of (a) the aggregate amount of all assets of the Borrower and its subsidiaries on a consolidated basis at such date as may be properly classified as such in accordance with GAAP, excluding such other assets as are properly classified as intangible assets under GAAP, (b) minus the aggregate amount of all liabilities of the Borrower and its subsidiaries and minority interests in the Borrower or any of its subsidiaries on a consolidated basis at such date, as may be properly classified as such in accordance with GAAP, plus (c) Subordinated Debt.
     “EBITDA” means net income plus interest expense plus income tax expense plus amortization plus depreciation.
     “Subordinated Debt” means indebtedness that has been subordinated to the Borrower’s indebtedness to the Bank pursuant to a subordination agreement in form and content satisfactory to the Bank.
C. NEGATIVE COVENANTS:
     (1) The Borrower will not liquidate, or dissolve, or merge or consolidate with any person, firm, corporation or other entity, or sell, lease, transfer or otherwise dispose of all or substantially all of its property or assets, whether now owned or hereafter acquired.
     (2) The Borrower will not create, assume, incur or suffer to exist any mortgage, pledge, encumbrance, security interest, lien or charge of any kind upon any of its property, now owned or hereafter acquired, or acquire or agree to acquire any kind of property under conditional sales or other title retention agreements; provided, however, that the foregoing restrictions shall not prevent the Borrower from:
          (a) incurring liens for taxes, assessments or governmental charges or levies which shall not at the time be due and payable or can thereafter be paid without penalty or are being contested in good faith by appropriate proceedings diligently conducted and with respect to which it has created adequate reserves; or
          (b) making pledges or deposits to secure obligations under workers’ compensation laws or similar legislation; or
          (c) granting purchase money security interests in personal property of the Borrower existing or created when such property is acquired, provided that the principal amount of the indebtedness secured by each such security interest does not exceed the purchase price of the related property; or

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          (d) granting subordinate liens or security interests to secure future Subordinated Debt to H.F. Lenfest; or
          (e) granting liens or security interests in favor of the Bank.

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